UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST REPORTED EVENT – JANUARY 28, 2008

RACINO ROYALE, INC.
(Exact name of Registrant as specified in its charter)

NEVADA	**000-31639**	**88-0436364**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

144 Front Street West, Suite 700
Toronto, Ontario, Canada, M5J 2L7
(Address of principal executive offices)

(416) 477-5656
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Table of Contents

1

Item 1.01:   **Entry into a Material Definitive Agreement.**

On January 28, 2008, Racino Royale, Inc. (the "Registrant", the "Company" or "Racino") closed the acquisition of InterAmerican Gaming Corp. ("InterAmerican"). Racino entered into a Share Exchange Agreement (the "Agreement") dated January 10, 2008, by and between the Company, InterAmerican and the shareholders of InterAmerican for purposes of acquiring all of the issue and outstanding common shares of InterAmerican.

Racino issued 13,500,000 restricted shares of its common stock to the former shareholders of InterAmerican, representing a 29% ownership position in the Company after giving effect to the issuance of the stock. The Company agreed to reconstitute the board of directors post closing. At the next board of directors meeting Ms. Carrie Weiler has agreed to resign and three new directors will be appointed. The new directors are: Messrs. Randy Barber, Graham Simmonds and Adam Szweras. In addition the President of InterAmerican, Mr. Eric Rahn, is appointed Chief Operating Officer of the Company.

Item 2.01   **Completion of Acquisition or Disposition of Assets**

At closing on January 28, 2008, pursuant to the terms of the Agreement, the Company acquired 13,500,000 shares of common stock of InterAmerican, par value $0.001 per share ("InterAmerican Common Stock") on a one-for-one basis of shares of the Company's common stock, par value $0.0001 per share ("Company Common Stock"). The Company issued 13,500,000 restricted common shares to InterAmerican shareholders. A copy of the Agreement is attached hereto as Exhibit 10.1.

Prior to this acquisition there were 33,223,886 shares of the Company's common stock outstanding. Through this transaction there will be 46,723,886 common shares outstanding and the former shareholders of InterAmerican will collectively hold approximately a 29% ownership position in Racino.

The Company, through this acquisition, effectively entered into a joint venture or partnership with InterAmerican to jointly pursue various Latin American gaming business opportunities. The Company did not acquire any significant assets, other than potential opportunities, and we regard the Company as a shell entity before and after this transaction.

Description of Business

InterAmerican is a private casino management company focused on Latin America, combining experience in the Latin American gaming markets with specialization in implementing technology, systems and marketing programs. It is currently pursuing acquisitions of existing operations as well as developing casino projects with hotel and resort partners. InterAmerican was formed on June 2, 2007 as a special purpose entity to hold the gaming business opportunity.

The management of InterAmerican has extensive knowledge and experience in the technology associated with gaming ventures in North American and have developed significant contacts and relationships in Latin America. Latin American jurisdictions have only recently been restructured and reorganized into stable and viable gaming business opportunities. Many of these jurisdictions are holiday resorts attracting significant tourism activity. InterAmerican also has an executive committee, members of which will be joining the Company's board of directors, thereby improving the resources available to the Company to develop the business of Racino. The management and directors of InterAmerican also has experience, knowledge and contacts in structuring tax effective organizational structures for international business opportunities. The Company plans to utilize the business acumen of InterAmerican to expand quickly.

Plan of Operation

The Company plans to invest in Latin American horseracing and gaming opportunities through InterAmerican and will be seeking financing to do so. The amount of financing will depend upon which ventures are approved by the Company's board of directors and might be extremely dilutive to existing shareholders. Current opportunities include operating and/or reopening slot machine and table gaming based casinos and disseminating refurbished slot machines in existing South American operations. Significant capital costs to acquire gaming equipment and to fund pre-maturity operating losses of newly opened operations will be incurred. The Company whenever possible will bring in partners to defray these costs and to share in the risks.

Management is developing a business plan in conjunction with its new partners incorporating expected costs to operate over the next 12 months. It is anticipated that this plan may go through significant changes as opportunities arise.

Risk

Management acknowledges that levels of risk in Latin American gaming operations are higher than in like North America gaming opportunities, however they believe that potential business transactions can be structured such that the risk levels are reduced or are entered into in a series of steps not putting significant capital at risk immediately.

The Company also believes that due to perceived higher levels of risk and loss substantial opportunity exists for above average returns. It will be the responsibility of officers and management to manage this risk return ratio to the benefit of the shareholders at large. Many of the new officers and directors will provide significant input into the development of future gaming opportunities of the Company.

The Company also holds certain horseracing rights in Saskatchewan, Canada which it operated under during 2006. The Company failed to obtain a permit or license to operate under the rights during 2007 and is considering whether a profitable material business opportunity exists to reapply for 2008 racing.

The Company issued a press release announcing the closing of the acquisition on January 30, 2008, a copy of which is appended herein as Exhibit 99.1.

Item 3.02   Unregistered Sales of Equity Securities

To the extent applicable, the information provided under Item 2.01 above is incorporated herein by reference.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Pursuant to the terms of the Agreement, as soon as practicable after closing the Company's board of directors will consist of:

Mr. Randy Barber (new appointee)
Mr. Graham Simmonds (new appointee)
Mr. Adam Szweras (new appointee)
Mr. John Simmonds (existing board member and Chairman of the Board)
Mr. Jason Moretto (existing board member).

The appointments will become effective at the next board of directors meeting. Ms. Carrie Weiler has presented her resignation from the board which will also become effective following the next board meeting.

The Agreement also called for the officers of the Company to consist of:

Mr. John Simmonds, as President and CEO (existing officer)
Mr. Eric Rahn, as Chief Operating Officer (new appointee)
Mr. Gary Hokkanen, as CFO (existing officer)
Ms. Carrie Weiler, as Corporate Secretary (existing officer).

The Company will disseminate the necessary biographical disclosure about the new appointees, including age, profession and work experience, under Form 8K, upon ratification of these appointments and the resignation at the next board of directors meeting.

Compensation of the officers will be reviewed within 15 days of Closing and applicable disclosure will be included in an amendment to this Form 8K/A.

Item 9.01:   Financial Statements and Exhibits.

(a) Financial Statements of the Businesses Acquired and Pro Forma Combined Financial Information.

(c) Exhibits:

Exhibit No.	Description
99.1	Press Release dated January 31, 2008.
10.1	Share Exchange Agreement by and between Racino Royale, InterAmerican Gaming Corp. and the Selling Shareholders of InterAmercian Gaming Corp. dated January 10, 2008.

INTERAMERICAN GAMING CORP.

FINANCIAL STATEMENTS

September 30, 2007

(Stated in US Dollars)

Fazzari +Partners LLP
Chartered Accountants

January 21, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of:
InterAmerican Gaming Corp.

We have audited the accompanying balance sheets of InterAmerican Gaming Corp. As at September 30, 2007 and the related statements of operations and deficit, stockholders' deficiency, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterAmerican Gaming Corp. as at September 30, 2007 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as at September 30, 2007 the Company had a working capital deficiency of $183,574 and an accumulated deficit of $197,074. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Fazzari + Partners LLP

Fazzari + Partners
Chartered Accountants
Licensed Public Accountants

3300 Highway #7 • Suite 901 • Vaughn, Ontario • L4K 4M3
Tel. 905-738-5758 • Fax. 905-660-7228

INTERAMERICAN GAMING CORP.
BALANCE SHEET
September 30, 2007
(Stated in US Dollars)

ASSETS		2007
Total assets	$	-
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$	27,478
Due to related parties – Note 3		156,096
Total current liabilities		183,574
STOCKHOLDERS' DEFICIENCY		
Common stock, $.0001 par value – Note 5		
101,000,000 shares authorized		
13,500,000 shares issued and outstanding		1,350
Additional paid in capital		12,150
Accumulated deficit		(197,074)
Total stockholder's deficiency		(183,574)
Total liabilities and stockholders' deficiency	$	-

SEE ACCOMPANYING NOTES

F3

INTERAMERICAN GAMING CORP.
STATEMENT OF OPERATIONS AND DEFICIT
for the period June 6, 2007 to September 30, 2007
(Stated in US Dollars)

	2007
Revenues	$ -
Operating expenses	
Management and consulting fees, related parties – Note 6	125,067
Professional fees	25,533
General and administrative	46,474
Total general and administrative expenses	197,074
Net loss for year	(197,074)
Retained earnings (deficit) – beginning of period	-
(Deficit) – end of period	$ (197,074)

SEE ACCOMPANYING NOTES

F4

INTERAMERICAN GAMING CORP.
STATEMENT OF STOCKHOLDERS' DEFICIENCY
for the period June 6, 2007 to September 30, 2007
(Stated in US Dollars)

	Common Shares		Additional Paid-in		
	Number	Par Value	Capital	Deficit	Total
Inception – June 6, 2007	-	$ -	$ -	$ -	$ -
Common shares issued at inception	13,500,000	1,350	12,150	-	13,500
Net loss for the period	-	-	-	(197,074)	(197,074)
Balance, September 30, 2007	13,500,000	$ 1,350	$ 12,150	$ (197,074)	$ (183,574)

SEE ACCOMPANYING NOTES

F5

INTERAMERICAN GAMING CORP.
STATEMENT OF CASH FLOWS
for the period June 6, 2007 to September 30, 2007
(Stated in US Dollars)

	2007
Cash flows provided by (used in):	
Operating Activities	
Net loss for the period	$ (197,074)
Changes in operating assets and liabilities:	
Increase in accounts payable and accrued liabilities	27,478
Cash used in operating activities	(169,596)
Financing Activities	
Increase in due to related parties	156,096
Issuance of common shares	13,500
Cash provided by financing activities	169,596
Increase (decrease) in cash during the period	-
Cash, beginning of period	-
Cash, end of period	$ -

The company did not pay any interest or incomes taxes during the period.

F6

(Stated in US Dollars)

Note 1 Nature of operations and going concern basis of presentation

Going concern basis of presentation

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has assets of $nil, has a working capital deficiency of $183,574 and an accumulated deficit of $197,074 at September 30, 2007. As a result, substantial doubt exists about the Company's ability to continue to fund future operations using its existing resources.

For part of the period ended September 30, 2007, the Company's operations were funded by Racino Royale, Inc., ("Racino") pursuant to letter agreement dated September 10, 2007 whereby Racino proposes to acquire the Company. The amounts due to Racino are repayable by the Company by March 10, 2009 if the letter agreement is terminated by the Company or is terminated by Racino as a result of a material breach. Racino has committed to continue to fund the cash needs of the Company going forward. In order to ensure the success of the new business, the Company will have to raise additional financing to satisfy existing liabilities and to provide the necessary funding for future operations.

Nature of operations

InterAmerican Gaming Corp. ("InterAmerican") is a private casino management company operating in the Latin American gaming market. InterAmerican specializes in implementing gaming industry technology, systems and marketing programs and is currently involved in mergers and acquisitions in this market.

The Company was incorporated in the State of Nevadaon June 6, 2007 as Andes Gold Corporation. On July 26, 2007, the Company changed its name to InterAmerican Gaming Corp.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are stated in United Statesdollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these amounts.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"("FAS 109") which requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured usingenacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

The carrying value of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates fair value because of the short maturity of these instruments. The carrying value of due to shareholders and due to related parties also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Note 3   Due to related parties

Amounts due to related parties are; 1) amounts due to Racino pursuant to a letter agreement dated September 10, 2007. The terms of the amounts dueare non-interest bearing and are repayable by the Company by March 10, 2009 if the letter agreement is terminated by the Company or is terminated by Racino as a result of a material breach; and 2) amounts due to Eiger Technology, Inc., Foundation Markets Inc., and shareholders of the Company are unsecured, non-interest bearing and have no specific repayment terms.

Amounts due to related partiesat September 30, 2007were as follows:

	2007
Racino Royale, Inc.	26,970
Eiger Technology, Inc.	13,247
Foundation Markets Inc.	14,617
Due to shareholders	101,262
	156,096

Note 4   Capital Structure

Common Stock

The Company is authorized to issue up to 101,000,000 common shares. As of September 30, 2007, there were 13,500,000 common shares issued.

Voting Rights

The holders of common stock have one vote per share. Holders of common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class.

Dividends

Holders of common stock will share ratably in any dividends declared by the board of directors. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

Other Rights

Upon the liquidation, dissolution or winding up of the Company, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Warrants

There are no warrants outstanding as of September 30, 2007

Stock Options

The Company does not have a Stock Option plan.

Note 5   Income taxes

At September 30, 2007 the Company has net operating loss carryforwards of approximately $156,000. If not used, the carryforwards will expire as follows:

2027	$	135,000
	$	135,000

Note 6   Related party transactions

During the period ended September 30, 2007, the Company accrued a total of $168,623 to officers and shareholders in expenses, management and consulting fees of which $115,880 remained outstanding as of September 30, 2007.All transactions involving related parties were recorded at the carrying values which reflected the approximate fair market value.

(b) Pro Forma Financial Information

RACINO ROYALE, INC.
PRO FORMA COMBINED UNAUDITED FINANCIAL INFORMATION

The accompanying pro forma combined financial statements present the historical financial information of Racino Royale Inc. (Racino), as adjusted for the acquisition of InterAmerican Gaming Corp. (IAG), pursuant to a Share Exchange Agreement entered into between Racino and IAG dated as of January 28, 2008. For financial reporting purposes, the business combination is to be accounted for as a purchase of IAG by Racino.

The accompanying pro forma combined balance sheet presents the historical financial information of Racino and IAG as of September 30, 2007, as adjusted for the acquisition of IAG.
.
The accompanying pro forma combined statement of operations for the twelve months ended September 30, 2007 combines the historical financial information of IAG for the period from inception (June 6, 2007) to September 30, 2007 with the historical financial information of Racino for the twelve month period ended September 30, 2007, as if the acquisition had occurred at the beginning of the twelve month period.

The pro forma combined financial statements have been prepared by management, based on the historical financial statements of Racino and IAG. These pro forma combined financial statements have not been reviewed or audited by an independant accountant. These pro forma combined financial statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma combined financial statements should be read in conjunction with the historical financial statements of Racino included in the Form 10KSB filed for the year ended September 30, 2007 a and with the historical financial statements of IAG as of September 30, 2007, included elsewhere in this filing on Form 8K.

RACINO ROYALE, INC.
PRO FORMA UNAUDITED BALANCE SHEET
AS AT SEPTEMBER 30, 2007
(in US dollars)

	Racino	IAG	Pro-forma Adjustments	Pro-forma Notes	Pro-forma
ASSETS					
Current					
Cash and cash equivalents	2,475	-	-		2,475
Advances to corporation	27,170	-	(27,170)	(3)	-
Prepaid and deposits	256	-	-		256
Total current assets	29,901	-	(27,170)		2,731
Intangible asset	-	-	858,574	(1)	858,574
Total assets	29,901	-	831,404		861,305
LIABILITIES					
Current					
Due to related parties	78,297	156,096	(27,170)	(3)	207,223
Accounts payable	31,037	27,478	-		58,515
Accrued liabilities	8,000	-	20,000	(2)	28,000
Total current liabilities	117,334	183,574	(7,170)		293,738
SHAREHOLDERS' EQUITY					
Common stock	333	1,350	(1,215)	(1)	468
Additional paid in capital	6,822,394	12,150	662,715	(1)	7,497,259
Retained earnings (deficit)	(6,910,160)	(197,074)	177,074	(1)(2)	(6,930,160)
Total shareholders' equity	(87,433)	(183,574)	838,574		567,567
Total liabilities and shareholders' equity	29,901	-	831,404		861,305

F11

RACINO ROYALE, INC.
PRO FORMA UNAUDITED INCOME STATEMENT
FOR THE TWLEVE MONTH PERIOD ENDED SEPTEMBER 30,
2007
(in US dollars)

	Racino	IAG	Pro-forma Adjustments	Pro Forma Notes	Pro-forma
Revenues					
Provincial grant income	-	-	-		-
Parimutuel betting income	-	-	-		-
Miscellaneous income	-	-	-		-
Total revenues	-	-	-		-
Cost of revenues					
Purses and awards	-	-	-		-
Bets paid out	-	-	-		-
	-	-	-		-
Gross margin	-	-	-		-
Expenses					
Management fees - related party	51,743	125,067			176,810
Professional fees	39,965	25,533	20,000	(2)	85,498
General & administrative	79,562	46,474			126,036
Total expenses	171,270	197,074	20,000		388,344
Other expense:					
Foreign currency gain	1,399	-	-		1,399
Loss from Impairment of Licensing Rights	(1,317,471)	-	-		(1,317,471)
Total other expense	(1,316,072)	-	-		(1,316,072)
Net loss	(1,487,342)	(197,074)	(20,000)		(1,704,416)
Loss per share	(0.052)				(0.040)
Weighted average number of common shares outstanding	28,848,886	13,500,000			42,348,886

F12

RACINO ROYALE, INC.
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRESENTATION

The accompanying pro forma combined financial statements are presented to reflect the acquisition of IAG by Racino, accounted for as a purchase of IAG by Racino.

The accompanying pro forma combined balance sheet as of September 30, 2007 has been prepared to give effect to the acquisition of IAG by Racino as if the acquisition occurred on September 30, 2007. The accompanying pro forma combined statements of operations combines the historical operations of Racino and IAG for the twelve months ended September 30, 2007 as if the acquisition had occurred at the beginning of each of the periods presented.

NOTE 2 — PRO FORMA ADJUSTMENTS

The unaudited pro forma combined financial statements reflect the following pro forma adjustments:

1. Adjust for issuance of 13,500,000shares of Racino for 100% of the outstanding common shares of IAG.
2. Record estimated transaction costs of $20,000.
3. Eliminate intercompany advances between Racino and IAG.

NOTE 3 — (LOSS) PER COMMON SHARE

Pro forma loss per common share for the twelve months ended September 30, 2007 is computed based on the weighted average number of common shares outstanding during the periods, assuming that the 13,500,000 shares of Racino outstanding as of the date of the acquisition were outstanding as of the beginning of the period presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Racino Royale, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Racino Royale Inc.

Date February 1, 2008

By: /s/ Gary N. Hokkanen

Name Gary N. Hokkanen
Title Chief Financial Officer

Exhibit 10.1

SHARE EXCHANGE AGREEMENT

This share exchange agreement is made effective as of the 10th day of January, 2008.

AMONG:

RACINO ROYALE INC., a corporation incorporated under the laws of the State of Nevada (the "**Purchaser**")

- and -

INTERAMERICAN GAMING CORP., a corporation incorporated under the laws of the State of Nevada ("**IAGC**")

- and -

THE SELLING SHAREHOLDERS named in Schedule "A" of this Agreement (the "**IAGC Shareholders**")

WHEREAS the IAGC Shareholders are the registered and beneficial holders of, in the aggregate and individually as set forth opposite their respective names in the attached Schedule "A", 13,500,000 IAGC Shares being all of the currently issued and outstanding securities of IAGC;

AND WHEREAS the parties wish to enter into this Agreement to set forth the terms upon which the Purchaser will purchase the Purchased Shares in exchange for the Share Exchange Securities.

NOW THEREFORE in consideration of the covenants, agreements, representations, warranties and payments herein set forth and provided for, the parties hereto respectively covenant and agree as set forth below.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree with each other as follows:

ARTICLE I
DEFINITIONS

1.1 **Definitions.** In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following words and terms set forth in this <u>Article I </u>shall have the following meanings:

(a) "**1933 Act**" means the United States Securities Act of 1933, as amended, and regulations and rules issued pursuant to that Act;

(b) "**1934 Act**" means the United States Securities Act of 1934, as amended, and regulations and rules issued pursuant to that Act;

(c) "**Agreement**" means this share exchange agreement and all instruments supplemental hereto or in amendment or confirmation hereof; "herein", "hereof' and similar expressions mean and refer to this Agreement and not to any particular article, section, clause or subclause; and "Article", "Section", "clause" or "subclause" means and refers to the specified article, section, clause or subclause of this Agreement;

(d) "**Business Day**" means a day other than a Saturday, Sunday or statutory holiday on which the principal commercial banks located in Toronto, Ontario, are open for business during normal banking hours;

(e) "**Closing**" means the completion of the Share Exchange, which shall take place on the Closing Date at the offices of Fogler, Rubinoff LLP in Toronto, Ontario;

(f) "**Closing Date**" means a date to be agreed to between the parties hereto for the completion of the transactions contemplated by this Agreement;

(g) "**Closing Time**" means 10:00 a.m. on the Closing Date;

(h) "**Code**" means the United States Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder;

(i) "**Encumbrance**" means any claim, lien, security interest, mortgage, pledge, charge, encumbrance or other right of a third party of any nature or kind whatsoever, howsoever created;

(j) "**Foundation Venture**" means Foundation Venture Leasing Inc., a corporation incorporated pursuant to the laws of the Province of Ontario;

(k) "**Governmental Body**" means any:

   (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

   (ii) federal, state, local, municipal, foreign, or other government;

   (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

   (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

(l) "**IAGC**" means InterAmerican Gaming Corp., a corporation incorporated pursuant to the laws of State of Nevada;

(m) "**IAGC Business**" means the business previously and heretofore carried on by IAGC and any predecessors;

(n) "**IAGC Share**" means one fully paid and non-assessable common share in the capital of IAGC;

(o) "**Legal Requirement**" means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty including, without limitation, those of the SEC;

(p) "**Material Adverse Effect**" in respect of a Person means any change, effect, event, occurrence, condition or development that has or could reasonably be expected to have, individually or in the aggregate, a material adverse impact on the business, operations, results of operations, assets, capitalization or financial condition of such Person;

(q) "**Person**" means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(r)   "**Racino**" means Racino Royale Inc., a corporation incorporated pursuant to the laws of the State of Nevada;

(s)   "**Racino Business**" means the business previously and heretofore carried on by Racino and any predecessors;

(t)   "**Racino Share**" means one fully paid and non-assessable common share in the capital of Racino;

(u)   "**SEC**" means the United States Securities and Exchange Commission;

(v)   "**Securities Act**" means the *Securities Act* (Ontario), as may be amended from time to time, and any successors thereto;

(w)   "**Share Exchange**" means the exchange of IAGC Shares for Racino Shares in accordance with Section "A" hereof;

(x)   "**Tax**" or "**Taxes**" means any and all taxes (whether federal, state, local or foreign) including without limitation, income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, environmental, customs, vehicle or other title or registration, capital stock, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other contract;

(y)   "**Tax Return**" means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax; and

(z)   "**Third Party**" means any Person other than the parties to this Agreement;

1.2   **Currency.** Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States dollars.

1.3   **Number and Gender.** Where the context requires, words imparting the singular shall include the plural and vice versa, and words imparting gender shall include all genders.

1.4   **Headings.** Article and Section headings contained in this Agreement are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not be considered part of this Agreement or affect the construction or interpretation of any provision hereof.


ARTICLE II

EXCHANGE OF SHARES


2.1   **IAGC Shares.** Subject to all of the terms and conditions hereof and in reliance on the representations and warranties set forth or referred to herein, at the Closing Time each of the IAGC Shareholders severally agrees to exchange, transfer and assign all IAGC Shares he or it owns or will own at the Closing Time (being the number set out opposite his or its name in the attached Schedule "A") to Racino in consideration of the issuance by Racino of that number of fully paid, issued and outstanding Racino Shares to be allocated to the IAGC Shareholders in the amounts outlined in Schedule "A" based on one Racino Share for each IAGC Share (the "**Share Exchange**").

2.2   Effective Date. The Share Exchange shall all take effect at and from the Closing Time.

2.3   Hold Period and Legend

(i)   Hold Period

        (A)   The IAGC Shareholders acknowledge that the Racino Shares issued pursuant to the Share Exchange are subject to a "hold period" under applicable securities laws and that they will not be able to resell the Racino Shares until expiration of the applicable "hold period" except in accordance with limited exemptions under applicable securities legislation and regulatory policy and compliance with certain other requirements of applicable law.

        (B)   Racino acknowledges that the IAGC Shares assigned to Racino pursuant to the Share Exchange are subject to a "hold period" under applicable securities laws and that they will not be able to resell the IAGC Shares until expiration of the applicable "hold period" except in accordance with limited exemptions under applicable securities legislation and regulatory policy and compliance with certain other requirements of applicable law.

(ii)   The certificates evidencing the Racino Shares issued to IAGC Shareholders in the Share Exchange shall bear the following legend until such time as (i) such Racino Shares are sold pursuant to an effective registration statement under the 1933 Act, (ii) such Racino Shares are eligible for resale in reliance on paragraph (k) of Rule 144 under the 1933 Act, or (iii) the IAGC Shareholders or any transferee thereof delivers an opinion of counsel reasonably acceptable to Racino to the effect that such legend is no longer required under the 1933 Act:

        (A)   For Canadian resident IAG Shareholders

        "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (I) DECEMBER ►, 2007 AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY IN CANADA."

        (B)   For all IAG Shareholders

        "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). AS SUCH, THEY MAY NOT BE SOLD IN THE UNITED STATES WITHOUT FIRST BEING REGISTERED UNDER THE ACT OR BEING SOLD IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION SUCH AS RULE 144. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT, AND WILL, UNTIL SUCH TIME AS THEY ARE REGISTERED FOR RESALE UNDER THE ACT, REQUIRE WRITTEN RELEASE FROM EITHER THE ISSUING COMPANY OR THEIR ATTORNEY PRIOR TO THE REMOVAL OF THIS LEGEND."

(iii)   The IAGC shareholders further acknowledge that they should consult their own legal counsel in their jurisdiction for full particulars of applicable resale restrictions.

2.4   Share Capital. For greater certainty, the parties acknowledge that after the Closing:

(a)   there will be, on a non-diluted basis, an aggregate of 46,723,886 Racino Shares issued and outstanding, of which an aggregate of 13,500,000 Racino Shares (28.89%) shall be held by the IAGC Shareholders and an aggregate of 33,223,886 Racino Shares (71.11%) shall be held by the current shareholders of Racino; and

(b)   the only other securities of Racino issued and outstanding shall be the warrants referred to in Section 3.1(e)(ii).

2.5   Roll Over.   Racino agrees that it shall execute and file a joint election with any IAGC Shareholder who so requests pursuant to sub-section 85(1) of the *Income Tax Act* (Canada) and any similar provision of provincial law as may be necessary as prepared by such IAGC Shareholder in prescribed form and within the prescribed time. Such joint election shall designate that the proceeds of disposition to such IAGC Shareholder for the **IAGC** Shares and the cost of acquisition to Racino for the IAGC Shares shall be the IAGC Shareholder's cost amount, as such term is defined under the *Income Tax Act* (Canada) (or such other amount as the IAGC Shareholder may properly determine).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of Racino. Racino hereby represents and warrants to IAGC and the IAGC Shareholders that:

(a)   **Due Incorporation.** Racino is a corporation incorporated and subsisting under the laws of the State of Nevada, has all requisite corporate power to own its properties and to conduct its business as it is presently being conducted and is registered or otherwise qualified to carry on business in all jurisdictions in which the nature of its assets or business makes such registration or qualification necessary or advisable.

(b)   **Corporate Power and Capacity.** Racino has full legal capacity and corporate power to enter into this Agreement and to take, perform or execute all proceedings, acts and instruments necessary or advisable to consummate the actions and transactions contemplated in this Agreement; all necessary corporate action has been taken, or will be taken prior to the Closing Date, by or on the part of Racino to authorize the execution and delivery of this Agreement, and the taking, performing or executing of such proceedings, acts and instruments as are necessary or advisable for consummating the actions and transactions contemplated in this Agreement and for fulfilling its obligations hereunder.

(c)   **Due Execution and Delivery.** This Agreement has been duly executed and delivered on behalf of Racino and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as such terms may be limited by bankruptcy, insolvency, reorganization or other laws relating to the enforcement of creditors' rights generally.

(d)   **No Violation.** Neither the execution nor delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with and fulfillment of the terms and provisions of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under:

(i)   any of the constating documents or by-laws of Racino; or

(ii)   any instrument, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which Racino is a party of or by which it is bound; or

(iii)   create or result in the imposition of any Encumbrance on any of the assets of Racino or any of the Racino Shares; or

(iv)   violate any applicable laws, rules or regulations.

(e) **Capitalization.**

(i)   The authorized capital of Racino consists of 100,000,000 common shares, of which 33,223,886 common shares are presently issued and outstanding. All of the presently issued and outstanding common shares of Racino have been validly allotted and issued and are outstanding as fully-paid and non-assessable shares.

(ii)   Racino has 500,000 warrants outstanding, with each warrant entitling its holder to purchase one Racino Share at $0.10 per share until June 19, 2009.

(iii)   Racino has no reserved securities or other securities outstanding other than the warrants referred to in 3.1(e)(ii) above.

(f) **Principal Shareholder**. As at the date hereof, the only beneficial holders holding more than 5% of the outstanding Racino Shares is ETIFF Holdings, LLC.

(g) **Consents.** Other than any required regulatory approvals, as the case may be, no consent, licence, approval, order or authorization of, or registration, filing or declaration with any governmental authority that has not been obtained or made by Racino and no consent of any Third Party is required to be obtained by Racino in connection with the execution, delivery and performance by Racino of this Agreement or the consummation of the transactions contemplated hereby; and the issuance of Racino Shares to the IAGC Shareholders will not result in the loss of any regulatory consent, licence, approval, order, authorization or registration materially benefiting Racino.

(h) **Litigation.** There is no action, lawsuit, claim, proceeding, or investigation pending or, to the best knowledge of Racino, threatened against, relating to or affecting Racino before any court, government agency, or any arbitrator of any kind, and Racino is not aware of any existing ground on which any such proceeding might be commenced with any reasonable likelihood of success and there is not presently outstanding against Racino any judgment, decree, injunction, rule or order of any court, governmental agency, or arbitrator relating to or affecting Racino in connection with Racino Business.

(i) **SEC Filings.** Racino has filed all forms, reports and documents required to be filed with the SEC since the initial filing date of the registration for the Racino Shares on Form 10-SB under the 1934 Act. All such required forms, reports and documents (including those that Racino may file subsequent to the date hereof) are referred to herein as the "**Racino SEC Reports**". As of their respective dates, Racino SEC Reports (i) were prepared in accordance with the requirements of the 1933 Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Racino SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j) **Trading of Racino Shares**. The Racino Shares are trading on the NASD's OTC Bulletin Board under the symbol "RCNR".

(k) **Taxes**. Racino (i) has accurately and timely prepared and filed all foreign, federal, state and local income and all other Tax Returns required by any jurisdiction to which it is subject, (ii) has paid all Taxes that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of Racino and (iii) has set aside on its books provisions reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such Tax Returns, reports or declarations apply, except, in the case of clauses (i) and (ii) above, where the failure to so pay or file any such Tax would not result in a Material Adverse Effect. There are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

(l)   **Books and Records**. The books of account, minute books, stock record books and other records of Racino, all of which have or will been made available to IAGC and the IAGC Shareholders, are complete and correct.

(m)   **Title to Properties**. Racino owns all the properties and assets (whether tangible or intangible) that it purports to own located in the facilities owned or operated by Racino or reflected as owned by it in the books and records of Racino (except for assets held under capitalized leases in the ordinary course of Racino Business).

(n)   **Intellectual Property.** Racino owns or possesses adequate enforceable rights to use all patents, patent applications, trademarks, service marks, copyrights, trade secrets, processes or formulations (including software) used in the conduct of the Racino Business, and to the best of the knowledge of Racino, the conduct of the Racino Business does not infringe upon the trademarks, trade names, service marks or copyrights, trade secrets, know-how, designs or other proprietary rights or technology, domestic or foreign, of any other Person.

(o)   **Financial Statements.**

   (i)   The audited financial statements of Racino, as filed on EDGAR, for the fiscal years ended September 30, 2006 and 2005 are substantially true and correct in every material respect and present fairly the financial position of Racino and the results of its operations for the fiscal years described therein; and

   (ii)   the unaudited interim financial statements of Racino for the nine months ended June 30, 2007 and 2006, as filed on EDGAR, are substantially true and correct in every material respect and present fairly the financial position of Racino and the results of its operations for the periods described therein.

(p)   **Liabilities**. There are no liabilities, contingent or otherwise, of Racino which have not been disclosed in Racino's financial statements or in writing to IAGC and the IAGC Shareholders, and Racino has not guaranteed, or agreed to guarantee, any debt, liability or other obligation of any Person.

(q)   **Investment Intent**.

   (i)   Racino is acquiring the IAGC Shares for its own account with the present intention of holding such securities for purposes of investment, and has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws. Racino understands that the IAGC Shares are "restricted securities" as defined in Rule 144 under the 1933 Act, and have not been registered pursuant to the provisions of the 1933 Act, inasmuch as the proposed purchase of the IAGC Shares is taking place in a transaction not to involving any public offering.

(ii)   Racino is knowledgeable, experienced and sophisticated in financial and business matters and is able to evaluate the risks and benefits of the investment in the IAGC Shares.

(iii)   Racino is able to bear the economic risk of the investment in the IAGC Shares for an indefinite period of time because the IAGC Shares have not been registered under the 1933 Act and, therefore, cannot be sold unless subsequently registered under the 1933 Act or an exemption from such registration is available.

(iv)   Racino has been furnished or otherwise had full access to such other information concerning IAGC as requested and that was necessary to enable them to evaluate the merits and risks of an investment in IAGC, and after a review of this information, has had an opportunity to ask questions and receive answers concerning the financial condition and business of IAGC and the terms and conditions of the securities purchased hereunder, and has had access to and has obtained such additional information concerning IAGC and the securities as they deemed necessary.

(r)   **Conflict of Interest**.

(i)   Racino acknowledges that it has been advised that Foundation Venture is a significant shareholder of each of Racino and IAGC.

(ii)   Racino represents that the board of directors of Racino independent of Foundation Venture have reviewed and approved the Share Exchange in light of Foundation's shareholdings in both Racino and IAGC.

(s)   **Further Assurances.** Racino does not know of any fact which, if known to the IAGC Shareholders, would deter them from consummating the transactions contemplated herein.

3.2   **Representations and Warranties of IAGC and the IAGC Shareholders.** Each of IAGC and the IAGC Shareholders jointly and severally hereby represents and warrants to Racino that:

(a)   **Due Incorporation.** IAGC is incorporated and subsisting under the laws of the State of Nevada, has all legal capacity and requisite corporate power to own its properties and to conduct its business as presently being conducted and is registered or otherwise qualified to carry on business in all jurisdictions in which the nature of its assets or business makes such registration or qualification necessary or advisable.

(b)   **Corporate Power and Authority.** Each of IAGC and the IAGC Shareholders has the full legal capacity and corporate power, where applicable, to enter into this Agreement and to take, perform or execute all proceedings, acts and instruments necessary or advisable to consummate the other actions and transactions contemplated in this Agreement and to fulfill its respective obligations under this Agreement.

(c)   **Due Execution.** This Agreement has been duly executed and delivered by each of IAGC and the IAGC Shareholders and this Agreement constitutes a legal, valid and binding obligation of each of IAGC and the IAGC Shareholders enforceable against each of IAGC and the IAGC Shareholders in accordance with its terms, except as such terms may be limited by bankruptcy, insolvency, re-organization or other laws relating to the enforcement of creditors' rights generally.

(d)   **No Violation.** Neither the execution, nor delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with and fulfillment of the terms and provisions of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under:

(i) any of the constating documents or by-laws of IAGC; or

    (ii) any instrument, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which Racino is a party of or by which it is bound; or

    (iii) create or result in the imposition of any Encumbrance on any of the assets of IAGC or any of the IAGC Shares; or

    (iv) violate any applicable laws, rules or regulations.

(e) **No Encumbrances.** The IAGC Shareholders are the registered and beneficial owners of 13,500,000 of the issued and outstanding IAGC Shares free and clear of all Encumbrances and no Person has any right, option, agreement or arrangement capable of becoming an agreement for the acquisition of any of the IAGC Shares held by the IAGC Shareholders or any interest therein from the IAGC Shareholders.

(f) **No Further Rights.** No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase of any unissued shares in the securities of IAGC.

(g) **Litigation.** There are no actions, lawsuits, claims, proceedings, or investigations pending or, to the best knowledge of IAGC and the IAGC Shareholders, threatened against, relating to or affecting IAGC before any court, government agency, or any arbitrator of any kind. Neither IAGC nor the IAGC Shareholders is aware of any existing ground on which any such proceeding might be commenced with any reasonable likelihood of success and there is not presently outstanding against IAGC any judgment, decree, injunction, rule or order of any court, governmental agency, or arbitrator relating to or affecting IAGC, in connection with IAGC Business.

(h) **Capitalization.**

    (i) The authorized capital of IAGC consists of 101,000,000 common shares of which 13,500,000 common shares are issued and outstanding. All of the presently issued and outstanding common shares of IAGC have been validly allotted and issued and are outstanding as fully-paid and non-assessable shares.

    (ii) IAGC has no options or warrants or other reserved securities or other securities outstanding.

(i) **Taxes**. IAGC (i) has accurately and timely prepared and filed all foreign, federal, state and local income and all other Tax Returns required by any jurisdiction to which it is subject, (ii) has paid all Taxes that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of IAGC and (iii) has set aside on its books provisions reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such Tax Returns, reports or declarations apply, except, in the case of clauses (i) and (ii) above, where the failure to so pay or file any such Tax would not result in a Material Adverse Effect. There are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

(j) **Books and Records**. The books of account, minute books, stock record books and other records of IAGC, all of which have or will been made available to Racino, are complete and correct.

(k) **Title to Properties**. IAGC owns all the properties and assets (whether tangible or intangible) that it purports to own located in the facilities owned or operated by IAGC or reflected as owned by it in the books and records of IAGC (except for assets held under capitalized leases in the ordinary course of IAGC Business).

(l) **Intellectual Property**. IAGC owns or possesses adequate enforceable rights to use all patents, patent applications, trademarks, service marks, copyrights, trade secrets, processes or formulations (including software) used in the conduct of the IAGC Business, and to the best of the knowledge of IAGC, the conduct of the IAGC Business does not infringe upon the trademarks, trade names, service marks or copyrights, trade secrets, know-how, designs or other proprietary rights or technology, domestic or foreign, of any other Person.

(m) **Financial Statements.** The audited interim financial statements of IAGC for period ended September 30, 2007, as delivered to Racino, are or will be substantially true and correct in every material respect and present fairly the financial position of IAGC and the results of its operations for the period described therein.

(n) **Liabilities**. There are no liabilities, contingent or otherwise, of IAGC which have not been disclosed in IAGC's financial statements or in writing to Racino, and IAGC has not guaranteed, or agreed to guarantee, any debt, liability or other obligation of any Person.

(o) **Investment Intent**.

    (i) The IAGC Shareholders are acquiring the Racino Shares for their own account with the present intention of holding such securities for purposes of investment, and have no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws. The IAGC Shareholders understand that the Racino Shares to be issued in the Share Exchange are "restricted securities" as defined in Rule 144 under the 1933 Act, and have not been registered pursuant to the provisions of the 1933 Act, inasmuch as the proposed acquisition of the Racino Shares is taking place in a transaction not to involving any public offering.

    (ii) The IAGC Shareholders are knowledgeable, experienced and sophisticated in financial and business matters and are able to evaluate the risks and benefits of the investment in the Racino Shares.

    (iii) The IAGC Shareholders are able to bear the economic risk of the investment in the Racino Shares for an indefinite period of time because the Racino Shares have not been registered under the 1933 Act and, therefore, cannot be sold unless subsequently registered under the 1933 Act or an exemption from such registration is available.

    (iv) The IAGC Shareholders have been furnished or otherwise had full access to such other information concerning Racino as requested and that was necessary to enable them to evaluate the merits and risks of an investment in Racino, and after a review of this information, has had an opportunity to ask questions and receive answers concerning the financial condition and business of Racino and the terms and conditions of the securities purchased hereunder, and has had access to and has obtained such additional information concerning Racino and the securities as they deemed necessary.

(p) **Conflict of Interest**.

    (i) Each of IAGC and the IAGC Shareholders acknowledges that it has been advised that Foundation Venture is a significant shareholder of each of Racino and IAGC.

    (ii)

    IAGC represents that the board of directors of IAGC independent of Foundation Venture have reviewed and approved the Share Exchange in light of Foundation's shareholdings in both Racino and IAGC.

(q) **Further Assurances.** None of IAGC or the IAGC Shareholders knows of any fact which, if known to Racino would deter it from consummating the transactions contemplated herein.

ARTICLE IV

COVENANTS

4.1 **Filings.** Racino shall prepare and file any filings required under any applicable securities laws.

4.2 **General Covenants of Racino.** Racino covenants and agrees that, unless otherwise contemplated herein, Racino shall:

(a) take all requisite action to:

   (i) approve this Agreement and the Share Exchange; and

   (ii) approve such actions as Racino may determine to be necessary or desirable for the purposes hereof, including the completion of any actions necessary to ensure compliance with all securities laws and regulatory authorities;

(b) use its reasonable commercial efforts to preserve intact as a going concern its business organization;

(c) give its consent (and provide such other reasonable assurances as may be required) and use its best efforts to obtain (including the provision of such reasonable assurances as may be required), consents of all other Persons to the transactions contemplated by this Agreement, as may be required pursuant to any statute, law or ordinance or by any governmental or other regulatory authority having jurisdiction;

(d) take all steps necessary to make proper disclosure within such time as required by any regulatory authority and any other applicable statutes and laws concerning this Agreement and the transactions contemplated herein;

(e) use its best efforts to maintain its status as a reporting issuer under the 1934 Act;

(f) use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Article V to the extent the same is within its control and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Share Exchange, including using its reasonable commercial efforts to:

   (i) obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable laws;

   (ii) effect all necessary registrations and filings and submissions of information requested by governmental entities required to be effected by Racino in connection with the Share Exchange and participate and appear in any proceedings of either party before governmental entities in connection with the Share Exchange;

(iii)   oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop or otherwise adversely affect the ability of the parties to consummate the transactions contemplated hereby or by the Share Exchange;

(iv)   fulfill all conditions and satisfy all provisions of this Agreement;

(v)   cooperate with the other parties to this Agreement in connection with the performance by Racino of its obligations hereunder; and

(vi)   not take any action, refrain from taking any action or permit any action to be taken or not taken that is inconsistent with this Agreement or that would reasonably be expected to significantly impede the consummation of this Agreement; and

(g)   validly issue Racino Shares hereunder as fully paid and non-assessable common shares in the capital of Racino, free and clear of all mortgages, liens, charges, security deposits, adverse claims, pledges, encumbrances, options, warrants, rights, privileges and demands whatsoever.

4.3   **General Covenants of IAGC and the IAGC Shareholders.** Each of IAGC and the IAGC Shareholders covenant and agree that, until Closing or the date on which this Agreement is terminated, and unless otherwise contemplated herein, they shall:

(a)   take all requisite action to approve this Agreement and the Share Exchange; and

(b)   give their consent (and provide such other reasonable assurances as may be required) and use their best efforts to obtain (including the provision of such reasonable assurances as may be required), consents of all other Persons to the transactions contemplated by this Agreement, as may be required pursuant to any statute, law or ordinance or by any governmental or other regulatory authority having jurisdiction;

(c)   use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to their obligations hereunder set forth in Article V to the extent the same is within their control and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Share Exchange, including using their reasonable commercial efforts to:

(i)   obtain all necessary consents, approvals and authorizations as are required to be obtained by them under any applicable laws;

(ii)   effect all necessary registrations and filings and submissions of information requested by governmental entities required to be effected by them in connection with the Share Exchange and participate and appear in any proceedings of either party before governmental entities in connection with the Share Exchange;

(iii)   oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop or otherwise adversely affect the ability of the parties to consummate the transactions contemplated hereby or by the Share Exchange;

(iv)   fulfill all conditions and satisfy all provisions of this Agreement;

(v)   cooperate with the other parties to this Agreement in connection with the performance by the Companies of their obligations hereunder; and

(vi)   not take any action, refrain from taking any action or permit any action to be taken or not taken that is inconsistent with this Agreement or that would reasonably be expected to significantly impede the consummation of the Share Exchange.

ARTICLE V

CONDITIONS TO CLOSING

5.1 **Conditions Precedent to Obligations of IAGC and the IAGC Shareholders.** The obligations of IAGC and the IAGC Shareholders to complete the transactions contemplated hereunder shall be subject to the satisfaction of, or compliance with, at or before the Closing Date, each of the following conditions precedent (each of which is hereby acknowledged to be for the exclusive benefit of IAGC and the IAGC Shareholders and may be waived by the IAGC and the IAGC Shareholders in whole or in part on or before the Closing Date):

(a) the representations in Section 3.1 shall be true as of the Closing Date;

(b) IAGC and the IAGC Shareholders shall at the Closing Date have received from Racino certificates representing that number of fully paid, issued and outstanding Racino Shares in the registration and amounts outlined in Schedule "A";

(c) Racino will have performed and complied with all terms, covenants and conditions required by this Agreement to be performed or complied with by it o or before the Closing Date; and

(d) Racino shall be a reporting issuer in good standing under the 1934 Act and neither Racino nor its shares shall be the subject of any cease trade order or regulatory enquiry or investigation in any jurisdiction.

5.2 **Conditions Precedent to Obligations of Racino**. The obligation of Racino to complete the transactions contemplated hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing Date, each of the following conditions precedent (each of which is hereby acknowledged to be for the exclusive benefit of Racino and may be waived by Racino in writing, in whole or in part, on or before the Closing Date):

(a) the representations in Section 3.2 shall be true as of the Closing Date;

(b) Racino shall on or before the Closing Date have received from the IAGC Shareholders certificates representing that number of fully paid, issued and outstanding IAGC Shares in the registration and amounts outlined in Schedule "A" duly endorsed by the IAGC Shareholders to transfer the IAGC shares it or he owns to Racino; and

(c) IAGC and the IAGC Shareholders shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by them prior to or on the Closing Date.

ARTICLE VI

TERMINATION

6.1 **Termination.** This Agreement may be terminated by written notice given by the terminating party to the other parties hereto, at any time prior to the Closing:

(a) by mutual written consent of each of Racino, IAGC and the IAGC Shareholders;

(b) by the each of Racino, IAGC and the IAGC Shareholders, if there has been a misrepresentation, breach or non-performance by a party (other than the party seeking to terminate this Agreement pursuant to this Section 6.1) of any representation, warranty, covenant or obligation contained in this

(c)   Agreement, which could reasonably be expected to have a Material Adverse Effect on another party, provided the breaching party has been given notice of and thirty (30) days to cure any such misrepresentation, breach or non-performance; or

(d)   by IAGC, the IAGC Shareholders and Racino, if a condition for the terminating party's benefit has not been satisfied or waived.

6.2   Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the parties hereunder except with respect to Article VII and Sections 9.1 and 9.3.

6.3   Waivers and Extensions. At any time prior to the Closing Time, each of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of another party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE VII

INDEMNIFICATION

7.1   Mutual Indemnifications for Breaches of Warranty. Subject to section 7.2, Racino hereby covenants and agrees with IAGC and the IAGC Shareholders, and IAGC and the IAGC Shareholders hereby covenant and agree severally with Racino (the parties covenanting and agreeing to indemnify another party under this section are hereinafter individually referred to as the "**Indemnifying Party**" and the parties being indemnified by another Party under this section are hereinafter individually referred to as the "**Indemnified Party**") to indemnify and save harmless the Indemnified Party from and against any claims which may be made or brought against the Indemnified Party and/or which it may suffer or incur as a result of, or arising out of any non-fulfillment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement.

7.2   Limitation on Mutual Indemnification. The indemnification obligations of each of the Parties pursuant to section 7.1 shall be subject to the following:

(a)   the applicable limitation limitations contained in the *Limitations Act, 2002* (Ontario);

(b)   there shall be no limit as to amount in respect of breaches of the representations and warranties of the Parties other than as specifically limited by the provisions of this section; and

(c)   an Indemnifying Party shall not be required to indemnify an Indemnified Party until the aggregate claims sustained by that Indemnified Party exceeds a value of $10,000, in which case, the Indemnifying Party shall be obligated to the Indemnified Party for all claims without limit as to amount.

7.3   Procedure for Indemnification. The following provisions shall apply to any Claims for which an Indemnifying Party may be obligated to indemnify an Indemnified Party pursuant to this Agreement:

(a)   upon receipt from a third party by the Indemnified Party of notice of a claim or the Indemnified Party becoming aware of a claim in respect of which the Indemnified Party proposes to demand indemnification from the Indemnifying Party, the Indemnified Party shall give notice to that effect to the Indemnifying Party with reasonable promptness, provided that failure to give such notice shall not relieve the Indemnifying Party from any liability it may have to the Indemnified Party except to the extent that the Indemnifying Party is prejudiced thereby;

(b) in the case of claims arising from third parties, the Indemnifying Party shall have the right by notice to the Indemnified Party not later than 30 days after receipt of the notice described in paragraph (1) above to assume the control of the defense, compromise or settlement of the claims, provided that such assumption shall, by its terms, be without costs to the Indemnified Party and the Indemnifying Party shall at the Indemnified Party's request furnish it with reasonable security against any costs or other liabilities to which it may be or become exposed by reason of such defense, compromise or settlement;

(c) upon the assumption of control by the Indemnifying Party as aforesaid, the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the claims at its sole expense, including employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall co-operate fully, but at the expense of the Indemnifying Party, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are necessary to enable the Indemnifying Party to conduct such defense; provided always that the Indemnified Party shall be entitled to reasonable security from the Indemnifying Party for any expense, costs or other liabilities to which it may be or may become exposed by reason of such co-operation;

(d) the final determination of any such claims arising from third parties, including all related costs and expenses, will be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such claims against the Indemnifying Party hereunder; and

(e) should the Indemnifying Party fail to give notice to the Indemnified Party as provided in paragraph (2) above, the Indemnified Party shall be entitled to make such settlement of the claims as in its sole discretion may appear advisable, and such settlement or any other final determination of the claims shall be binding upon the Indemnifying Party.

ARTICLE VIII

POST CLOSING MATTERS

8.1   **Board of Directors.** Upon Closing, the board of directors of Racino shall consist of the following:

Randy Barber
John Simmonds
Graham Simmonds
Adam Szweras
Jason Moretto

8.2   **Officers**. Upon Closing, the officers of Racino shall consist of the following:

John Simmonds	Chairman, President and Chief Executive Officer
Eric Rahn	Chief Operating Officer
Gary Hokkanen	Chief Financial Officer
Carrie Weiler	Corporate Secretary

8.3   **Consulting Agreements.** The parties agree that the terms of the consulting agreements with the officers of Racino after Closing shall be acceptable to IAGC and they shall be executed within fifteen (15) days from the time of the Closing.

GENERAL

9.1 **Confidentiality & Public Notices.** Except where compliance with this Section 9.1 would result in a breach of applicable law, notices, releases, statements and communications to Third Parties, including employees of the parties and the press, relating to transactions contemplated by this Agreement will be made only in such manner as shall be authorized and approved by Racino. Racino and each of IAGC and the IAGC Shareholders shall maintain the confidentiality of any information received from each other in connection with the transactions contemplated by this Agreement. In the event that the issuance of Racino Shares provided for in this Agreement is not consummated, each party shall return any confidential schedules, documents or other written information to the party who provided same in connection with this Agreement.

9.2 **Notices.** All notices or other communications required to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by transmittal by facsimile, electronic mail (in portable document format ("**PDF**")) or other form of recorded communication addressed to the recipient as follows:

To Racino:

Racino Royal Inc.
144 Front Street West, Suite 700
Toronto, Ontario
Canada M5J 2L7

Attention: John Simmonds
Fax No.:   905-833-9847

To IAGC:
InterAmerican Gaming Corp.
2499 Glades Road
Boca Raton, Florida 33431

Attention: Eric Rahn
Fax No.:   (866) 426-0541

with a copy to:

Fogler, Rubinoff LLP
95 Wellington Street West, Suite 1200
Toronto-Dominion Centre
Toronto, Ontario M5J 2Z9

Attention: Adam Szweras
Fax No.:   416.941.8827

To the IAGC Shareholders:

As per the respective addresses as set out in Schedule "A" hereto;

or to such other address, facsimile number or individual as may be designated by notice given by either party to the other. Any such communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by facsimile or electronic mail or other form of recorded communication, shall be deemed given and received on the date of such transmission if received during the normal business hours of the recipient and on the next Business Day if it is received after the end of such normal business hours on the date of its transmission. If the party giving any such communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such communication shall not be mailed but shall be given by personal delivery or by facsimile or electronic mail transmittal.

9.3   Expenses. Except as otherwise provided herein, all costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

9.4   Time of the Essence. Time shall be of the essence hereof.

9.5   Further Assurances. The parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party shall execute and deliver such further documents, instruments, papers and information as may be reasonably requested by another party hereto in order to carry out the purpose and intent of this Agreement.

9.6   Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. The parties hereby attorn to the non-exclusive jurisdiction of the courts of Florida in any dispute that may arise hereunder.

9.7   Counterparts. For the convenience of the parties, this Agreement may be executed in several counterparts, each of which when so executed shall be, and be deemed to be, an original instrument and such counterparts together shall constitute one and the same instrument (and notwithstanding their date of execution shall be deemed to bear date as of the date of this Agreement). A signed facsimile or PDF copy of this Agreement shall be effective and valid proof of execution and delivery.

9.8   Entire Agreement. This Agreement, including the schedules attached hereto, together with the agreements and other documents to be delivered pursuant hereto, constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein and therein. This Agreement may not be amended or modified in any respect except by written instrument signed by all parties.

9.9   Severability. The invalidity or unenforceability of any provision of this Agreement or any covenant herein contained shall not affect the validity or enforceability of any other provision or covenant hereof or herein contained, and this Agreement shall be construed and interpreted as if such invalid or unenforceable provision or covenant were omitted.

9.10   Enurement. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and permitted assigns of the parties hereto.

9.11

Waivers. The parties hereto may, by written agreement:

(a)   extend the time for the performance of any of the obligations or other acts of the parties hereto;

(b)   waive any inaccuracies in the warranties, representations, covenants or other undertakings contained in this Agreement or in any document or certificate delivered pursuant to this Agreement; or

(c)   waive compliance with or modify any of the warranties, representations, covenants or other undertakings or obligations contained in this Agreement and waive or modify performance by any of the parties thereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

RACINO ROYALE INC.

Per:_____

    Name:

    Title:

    I have authority to bind the corporation

INTERAMERICAN GAMING CORP.

Per:_____

    Name:

    Title:

    I have authority to bind the corporation

IAGC SHAREHOLDER'S SIGNATURES: As per Schedule "A" attached hereto.

INTERAMERICAN GAMING (PRIVATECO)

Shareholder	Shares	Warrants	% Basic	% Fully Diluted	Status/Notes
Foundation Opportunities Inc.	2,000,000			14.8%	
Brian Micner	150,000			1.1%	
Naomi Hoffenberg	150,000			1.1%	
Irene Szweras	150,000			1.1%	
Zachary Goldman	150,000			1.1%	
Mark Sternberg	150,000			1.1%	
Angela Chiu	150,000			1.1%	
Miriam Azimi	150,000			1.1%	
Efstansia Banks	150,000			1.1%	
The Woodham Group Inc.	350,000			2.6%	
Morningside Capital Ltd.	700,000			5.2%	
Rosemary Gillespie	300,000			2.2%	
Sarah Francis	150,000			1.1%	
Mark Gregory	300,000			2.2%	
Kristen Gregory	150,000			1.1%	
Michael B. Connell	200,000			1.5%	
2022304 Ontario Inc.	750,000			5.6%	
2148099 Ontario Inc.	300,000			2.2%	
Morningside Capital Ltd. (in trust)	550,000			4.1%	
Cathy Mills	300,000			2.2%	
Kimmo Oikkimus	300,000			2.2%	
Gracom Holdings	1,000,000			7.4%	
Morningside Capital	800,000			5.9%	
Matthew Linton	250,000			1.9%	
Eric Rahn	1,800,000			13.3%	
Robert Stakis	200,000			1.5%	
Robert Rodriguez	750,000			5.6%	
David Tsubouchi	100,000			0.7%	
G.R. Barber	200,000			1.5%	
Adam Petrillo	200,000			1.5%	
Aubrey Zidenberg	100,000			0.7%	
David Carbonaro	200,000			1.5%	
Gordon Ashworth	125,000			0.9%	
Helmut Biemann	125,000			0.9%	
James Boyden	100,000			0.7%	
Total	**13,500,000**			**100.0%**	

Exhibit 99.1

RACINO ROYALE CLOSES ACQUISITION OF INTERAMERICAN GAMING

January 31, 2008 - TORONTO - Racino Royale Inc. (OTCBB: RCNR) ("Racino" or the "Company") is pleased to announce that it has entered into a formal share exchange agreement dated as of January 28, 2008 (the "Agreement") pursuant to which it acquired all of the issued and outstanding shares of InterAmerican Gaming Corp. ("IAGC").

In accordance with the Agreement, IAGC shareholders were issued, in the aggregate, 13,500,000 Racino shares in exchange for the 13,500,000 issued and outstanding IAGC shares. Upon closing of the transaction, IAGC became an operating subsidiary of Racino, and the former IAGC shareholders received an ownership interest in Racino of approximately 29%. Post closing there are 46,723,886 shares of Racino's common stock outstanding.

IAGC is a private casino management company focused on Latin America, combining experience in the Latin American gaming markets with specialization in implementing industry-leading technology, systems and marketing programs. It is currently pursuing acquisitions of existing operations as well as developing casino projects with large hotel and resort partners.

Pursuant to the terms of the Agreement, Randy Barber, Graham Simmonds and Adam Szweras were appointed to the Racino board of directors and Ms. Carrie Weiler agreed to resign as a director. With this resignation and the new appointees the Racino board of directors consists of Messrs. John Simmonds, Jason Moretto, Randy Barber, Graham Simmonds and Adam Szweras. With acquisition of IAGC, Mr. Eric Rahn, President of IAGC, was appointed Chief Operating Officer of Racino.

John G. Simmonds, Racino CEO stated; "I'm extremely pleased that we were able to consummate the InterAmerican acquisition on favourable terms for all concerned. Through our due diligence process we were made aware of several exciting and potentially lucrative Latin American gaming opportunities that we hope to be in a position to announce shortly. I'd also like to welcome the new InterAmerican directors and officers to our organization and look forward to working with them to create significant shareholder wealth."

Racino Royale, Inc. is a development stage company, with interests in certain Canadian horse racing rights that is quoted on the NASD Over-the-Counter-Bulletin-Board under the symbol RCNR.

For further information, please contact:
John G. Simmonds, CEO Tel: 416-477-5656 ext. 301

Forward-Looking Statements: Certain of the statements contained herein may be, within the meaning of applicable securities laws, 'forward-looking statements,' which are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See the Company's Form 10-KSB for the fiscal year ended September 30, 2007 for a discussion of such risks, uncertainties and other factors. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. These forward-looking statements are based on management's expectations as of the date hereof, and the Racino does not undertake any responsibility to update any of these statements in the future.